Via Facsimile and U.S. Mail
Mail Stop 4720

January 29, 2010

Mr. Xinjie Mu
Chief Financial Officer
Sinobiopharma, Inc.
8 Zhong Tian Road
Nantong City, Jiangsu Province,
The People's Republic of China 226009

Re: Sinobiopharma, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2009
File No. 333-144910

Dear Mr. Mu:

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-21

1. Your auditors are located in Colorado; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

   a. Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

b. Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the May 31, 2009 and 2008 audits were performed, particularly the testing of accounts receivable and observation of inventories.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Mr. Xinjie Mu
Sinobiopharma, Inc.
January 29, 2010
Page 3

    You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don
Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                              Sincerely,

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant